Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
Todd E. Mason | 212 692 6731 | temason@mintz.com	212-983-3115 fax
www.mintz.com
January 5, 2011
Via EDGAR and by Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	NewLead Holdings, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on March 18, 2010
File Number 1-32520
Response Letter Filed October 29, 2010
Ladies and Gentleman:
     On behalf of NewLead Holdings, Ltd. (the “Company”), we hereby respond to comments of the Securities and Exchange Commission (the “Commission”) provided by a letter dated December 30, 2010 (the “Comment Letter”) from the staff at the Commission (the “Staff”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009, as initially filed with the Commission on March 18, 2010. The Company’s response is numbered to correspond to the comment, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response.
1.	We note the representation in your letter of October 29, 2010 that you are “endeavoring to come to an agreement with contract/charter counter parties to amend the relevant contracts/charters to exclude: (i) voyages to and from the Identified Countries, (ii) transactions and activities with or involving Prohibited Entities, and (iii) activities which could trigger the imposition of sanctions.” We note also the representation that, given that the charters for the Six Vessels do not yet exclude voyages or activities involving the Identified Countries, you will consider adding a risk factor regarding the possibility that the Six Vessels will engage in such activities. In the staff’s view, you should include the risk factor you have described in future filings if you are unable to reach agreement with the relevant contract/charter counterparties to amend the contracts/charters with the respect to the Six Vessels in the manner described before you prepare those filings.
Response: We acknowledge the Staff’s comment and have prepared the following risk factor for your review. As soon as we receive confirmation from the Staff that it has no comments on this risk factor, and we have received comments, if any, on the recently filed Registration Statement on Form F-1, we will amend the Form F-1 to include this risk factor.
Economic sanctions and other international trade restrictions imposed by the United States, the European Union, and other jurisdictions could increase the legal compliance risks and costs associated with our international activities.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 5, 2011

Economic sanctions and/or other trade restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member states, could increase the legal costs of, and risks associated with, our international operations.

Under economic sanctions and related trade laws, governments may impose modifications to business activities and practices and modifications to compliance programs, which may increase compliance costs, increase the risk of violations of law, and, in the event of a violation of such laws, may subject us to fines and other penalties. Engaging in sanctions-triggering activity, such as that outlined under the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), could also result in the imposition of sanctions against us.

In recent months, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the European Union (“EU”), and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes and also could expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties — even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimus. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

For example, as it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran. However, seven of the vessels we have acquired were already subject to charters that did not contain such provisions/exclusions. None of these vessels have made any call to Iran to date and two of these charter parties have

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 5, 2011

now expired. With respect to Iran, none of our tankers engage in unlawful trade or in any activities that could trigger sanctions under CISADA. Only two of our tankers are capable, based on provisions of their current charter parties (which are due to expire in the second quarter of 2011), of transporting RPP, and thus only these two tankers could possibly be involved in transporting RPP to Iran in the future, activity that would trigger sanctions under CISADA. We are seeking to amend these charters to incorporate relevant exclusions, but unless and until we do amend the charters, there is some risk that the charter parties could engage in activity that could (indirectly) cause us to violate applicable law, expose us to sanctions under CISADA and any similar laws, and, as a consequence, cause reputational damage that could have a material adverse impact on our business and operations.

To mitigate the foregoing risk until the charter parties may be modified to include relevant exclusions and prohibitions, we have notified the charterers of the two tankers that they could face CISADA sanctions if they engage in CISADA sanctions-triggering trade with Iran (RPP deliveries) while using our vessels.
* * *
     The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (212) 692-6731 with any comments or questions and please send a copy of any written comments to this response to:
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Cecilia Blye, Chief, Office of Global Security Risk)